ENTERRA ENERGY TRUST ANNOUNCES 2010 CAPITAL BUDGET AND GUIDANCE

Calgary, Alberta – (CNW – February 1, 2010) Enterra Energy Trust (“Enterra”, “Our” or the “Trust”) announces its capital expenditure program for 2010 which includes a capital budget of $40 million.  This represents an 85% re-investment rate on Enterra’s forecast cash flow of approximately $45 million.  Price assumptions underlying this cash flow include US$77.50/bbl WTI oil and US$4.50/mmbtu natural gas at NYMEX.  Any surplus cash flow is expected to be used to advance successful drilling programs, acquire additional assets or to reduce debt.  This program is conservatively designed within anticipated cash flow, while still sufficiently flexible to direct investment to the Trust’s best opportunities.

Capital Program Highlights:
•	Enterra plans to drill up to 26 wells including,
o	Two to four oil wells at our Circus prospect in Oklahoma
o	Two oil wells in west central Alberta targeting the Cardium formation
o	Up to 12 liquids-rich gas wells in our Hunton resource play in Oklahoma
•	The Hunton drilling program is scheduled to begin late in the second quarter and continue through the end of the year.
•	The remaining budget will be directed to a variety of drilling opportunities throughout our portfolio.
•	The program is anticipated to replace reserves produced over the year.

Enterra’s current production is approximately 9,550 boepd and the forecast is for a relatively flat production profile with an average 2010 production range from 9,200 to 9,700 boe per day.  This forecast does not take into account the re-activation of our Ricinus natural gas well which has been shut-in since July 2009 due to low commodity prices.  The Ricinus well would add up to 500 boe per day for the full year and would be brought back on production in a sustained higher gas price environment than forecast. Without the Ricinus re-activation, the portfolio will consist of approximately 46% natural gas and 54% oil and natural gas liquids.  Enterra’s 2010 capital program is weighted towards oil and natural gas liquids projects and if successful, will gradually grow the production weighting towards liquids over the course of 2010.

Don Klapko, President and CEO says, “Enterra intends to ramp up the execution of  its growth-oriented drilling programs in our Circus (Oklahoma) and Cardium (Alberta) oil plays during the first part of the year and then further develop our Hunton resource play, primarily in the second half of the year.  We have plenty of room to build on our successes and exploit our solid asset base.  We have budgeted conservatively, allowing ourselves further flexibility should commodity prices continue to rebound.  We have tried to maintain an equal balance between our areas of operation and between commodities.  Our anticipated capex program is more aggressive than we have delivered over the past couple of years, and this is a reflection of our evolution to a more growth oriented corporate model.”

Despite tremendous market instability during 2009, Enterra is pleased to announce that it has received confirmation from the New York Stock Exchange (“NYSE”) that it is in full compliance with all listing requirements of the NYSE.  This is an update from our April 18, 2009 press release regarding the requirement to maintain a minimum US$75 million market capitalization under NYSE listing requirements.  Enterra continues to be in compliance with the listing requirements of the Toronto Stock Exchange.

About Enterra Energy Trust
Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols (ENT.UN, ENT.DB, ENT.DB.A) and Enterra’s trust units are listed on the New York Stock Exchange under the symbol (ENT).  The Trust’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 55 percent crude oil and natural gas liquids and 45 percent natural gas.  Enterra has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law.  Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements.  Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions.  Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters.  Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra.  Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Blaine Boerchers
Chief Financial Officer

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com
www.enterraenergy.com